VIA EDGAR

January 15, 2010

H. Christopher Owings

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-3561

Re:	Rush Enterprises, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 13, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2009
Filed November 9, 2009
File No. 0-20797

Dear Mr. Owings:

On behalf of Rush Enterprises, Inc. (the “Company”), set forth below is the Company’s response to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated December 23, 2009, regarding the above referenced filings.  For your convenience, the text of the Staff’s comments is set forth below in bold followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1A. Risk Factors, page 13

1.                                      In future filings, please delete the penultimate sentence in the first paragraph, in which you state that additional risks not presently known to you or that you currently deem immaterial may also impair your business and operations.  Please note that all material risks should be described.  If risks are not deemed material, you should not reference them.

In future filings, the Company will remove from the first paragraph any statement that (1) indicates that the risk factors the Company describes do not include all material risks and (2) refers to risks that the Company currently deems immaterial.

2.                                      In future filings please include appropriate risk factor disclosure regarding your substantial goodwill.

In future filings, the Company will include a risk factor regarding our goodwill substantially as follows:

An impairment in the carrying value of goodwill could negatively affect our operating results.

We have a substantial amount of goodwill on our balance sheet as a result of acquisitions we have completed.  Approximately 95% of these intangibles are concentrated in our Truck Segment. The carrying value of goodwill represents the fair value of an acquired business in excess of identifiable assets and liabilities as of the acquisition date.  Goodwill is not amortized, but instead is evaluated for impairment at least annually, or more frequently if potential interim indicators exist that could result in impairment.  In testing for impairment, if the carrying value of a reporting unit exceeds its current fair value as determined based on the discounted future cash flows of the reporting unit, the goodwill is considered impaired and is reduced to fair value via a non-cash charge to earnings.  Events and conditions that could result in impairment include a prolonged period for the current global recession and tight credit markets, further decline in economic conditions or a slow, weak economic recovery, adverse changes in the regulatory environment, or other factors leading to reductions in expected long-term sales or profitability.  Determination of the fair value of a reporting unit includes developing estimates which are highly subjective and incorporate calculations that are sensitive to minor changes in underlying assumptions.  Management’s assumptions change as more information becomes available.  Changes in these assumptions could result in an impairment charge in the future, which could have a significant adverse impact on our reported earnings.   See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates — Goodwill” for more information regarding the potential impact of changes in assumptions.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results…page 23

Critical Accounting Policies and Estimates, page 24

3.                                      We note that several of your critical accounting policies contain substantially the same information as is provided in Note 2 to your financial statements.  We remind you that such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements.  The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance.  While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present a company’s analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time.  You should also quantify the sensitivity of your estimates to change, based on other outcomes that are reasonably likely to occur and would have a material effect on your financial statements.  Refer to Section V of our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

The Company will adjust its MD&A disclosures in future filings to include analysis of any uncertainties involved in the application of critical accounting policies and to provide greater insight into the quality and variability of information regarding financial condition and operating performance.

Liquidity and Capital Resources, page 34

4.                                      You disclose that you may request working capital advances in the minimum amount of $100,000 from GE Capital, but such working capital advances may not cause the total indebtedness owed GE Capital to exceed an amount equal to the wholesale advances made against your current inventory less any payment reductions then due.  Please provide, as of the end of the period covered by the report, the amount you could have borrowed from GE Capital based on this arrangement.

As of December 31, 2008, the Company would not have been able to request a working capital advance from GE Capital because the Company’s indebtedness to GE Capital approximated wholesale advances against its current inventory less any payment reductions then due.  In future filings, the Company will disclose the amount available to borrow from GE Capital based on this arrangement as of the end of the reporting period.

Financial Statements and Supplementary Data, page 40

Consolidated Balance Sheets, page 42

5.                                      We note that you classified your auction rate securities as current assets as of December 31, 2008.  Based on your disclosures within Note 18, we assume this classification was made based upon your belief that the investment would liquidate within the next twelve months.  However, we note from your Form 10-Q for the period ended September 30, 2009 that you have not yet sold these investments.  Please explain to us why you continue to believe that it is appropriate to classify these investments as current assets.

As of December 31, 2008, the Company classified its investments in auction rate securities as a current asset as the Company reasonably expected that these assets would be sold or redeemed within a year as of the latest balance sheet date.  The Company believed its auction rate securities would sell within twelve months because, at that time, similar municipal-backed auction rate securities had experienced successful auctions.  The Company no longer believes these assets should be classified as current and will reclassify the auction rate securities to long-term in future filings.

6.                                      Please refer to the information disclosed on the face of your balance sheet concerning your common stock and your treasury stock.  Please explain to us why the difference between the number of shares of Class A and Class B stock issued and the number of shares of Class A and Class B stock outstanding is greater than the number of shares disclosed as treasury stock at December 31, 2008.  Additionally, since the number of shares issued and outstanding are not the same at December 31, 2008, please reconcile the number of shares disclosed on the face of your balance sheet to the number of shares issued and outstanding as presented on the face of your statements of equity.

The following is a reconciliation of our shares issued to our shares outstanding on the balance sheet as of December 31, 2008.

	Class A	Class B
Shares issued per Balance Sheet	26,327,734	12,324,987
Less: Treasury Shares per Balance Sheet	—	1,639,843
Issued Shares less Treasury Shares	26,327,734	10,685,144
Shares Outstanding per Balance Sheet	26,255,974	10,685,144
Variance between Issued and Outstanding Shares	71,760	—

As presented on the face of the balance sheet, the variance between the number of Class A shares that are issued and the number of Class A shares that are outstanding represents 71,760 unvested restricted Class A shares.  Unvested restricted shares are considered issued but not outstanding.  Treasury shares account for the entire difference between the number of Class B shares that are issued and the number of Class B shares that are outstanding on the face of the balance sheet.  We note Regulation S-X 210.5-02 provides the following, “for each class of common shares state, on the face of the balance sheet, the number of shares issued or outstanding, as appropriate, and the dollar amount thereof.”  In future filings, the Company will report on the balance sheet only the Class A and Class B shares outstanding.

On the statement of equity, the Class A shares agree with the outstanding Class A shares on the balance sheet.  The share activity reported in Class B shares outstanding on the statement of equity had two amounts incorrectly reported which are both considered immaterial as the errors did not affect any dollar amounts reported.  Specifically, the previously presented statement of equity included 15, 000 shares issued for “stock options exercised” and the amount should have been 60,000 shares.  Further, we did not report the number of shares repurchased of 1,640,000 on the statement of equity.  As previously stated, the dollar amounts reported were accurate.  Furthermore, the Company correctly accounted for all shares in its earnings per share calculation, therefore the errors had no effect on earnings per share and only affected the share amounts on the statement of equity.  The Company will adjust the statement of equity so that it reflects outstanding shares and agrees to the face of the balance sheet.

The following represents the proposed statement of equity, for the year ended December 31, 2008, that the Company intends to present in future filings. (amounts in 000s except par value):

	Common Stock Shares Outstanding		$0.01 Par	Additional Paid-In	Treasury	Retained
	Class A	Class B	Value	Capital	Stock	Earnings	Total

Balance, December 31, 2007	26,071	12,265	383	178,274	—	220,920	399,577

Stock options exercised (including tax benefit of $791)	130	60	2	1,295			1,297
Stock-based compensation related to stock options and employee stock purchase plan	—	—	—	3,632			3,632

Issuance of common stock under employee stock purchase plan	55	—	1	617			618
Common stock repurchases		(1,640)			(17,948)		(17,948)
Net income	—	—	—	—	—	28,865	28,865

Balance, December 31, 2008	26,256	10,685	$386	$183,818	$(17,948)	$249,785	$416,041

<Note> The Company has 26,327,734 Class A shares issued.  The variance between the number of Class A shares issued and outstanding represents 71,760 unvested restricted Class A shares.  The Company has 12,324,987 Class B shares issue.  The variance between the number of Class B shares issued and outstanding represents 1,639,843 Class B shares held in treasury.

Consolidated Statements of Income, page 43

7.                                      We note that you have classified “gain on sale of assets, net” below the subtotal for operating income.  Either revise future filings to reclassify this amount to be within the subtotal for operating income, consistent with paragraph 45 of SFAS 144, or explain to us why it is appropriate to classify this gain as a nonoperating income item.  Refer to Rule 5-03 of Regulation S-X.

In future filings, the Company will reclassify “gain on sale of assets, net” to be within the subtotal for operating income, consistent with paragraph 45 of SFAS 144.

Note 15. Income taxes, page 62

8.                                      We note your statement on page 25 and page 48 that you have a valuation allowance related to deferred tax assets in certain states.  However, we do not note any valuation allowance in the detail of your deferred tax assets and liabilities on page 63.  Please explain to us how your disclosures on page 63 comply with the guidance in paragraph 43 of SFAS 109 concerning valuation allowances.  Also tell us how you considered including your tax valuation allowance in Note 6.

Historically, the Company’s valuation allowances related to deferred tax assets have been immaterial and therefore were not disclosed separately in the notes to our financial statements.  As of December 31, 2008, the Company did not have a valuation allowance related to a deferred tax asset.  The Company will continue to analyze its deferred tax assets to ascertain the necessity of any related valuation allowances and, in future filings, will adjust the disclosure on page 25 and page 48 of our Form 10-K, and consider whether additional disclosure is required in the notes to our financial statements, to more accurately reflect the Company’s position on these allowances.

9.                                      Please explain to us how your current presentation of deferred tax liabilities as a single line item within the table at the top of page 63 complies with the guidance in paragraph 43 of SFAS 109 indicating that you should disclose each type of difference that gives rise to a significant portion of your deferred tax liabilities.  Your current description of these liabilities as “Difference between book and tax basis” appears overly broad.

The “Difference between book and tax basis” consists of Depreciation and Amortization expense of ($57.9) million and LIFO inventory valuation of ($1.9) million.  The Company will adjust future filings to disclose each type of difference that gives rise to a significant portion of its deferred tax liability.

Item 9A. Controls and Procedures, page 69

Evaluation of Disclosure Controls and Procedures, page 69

10.                               We note your disclosure that your disclosure controls and procedures were effective “to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.”  As you have included a portion of the definition of disclosure controls and procedures in your disclosure, you must include the entire definition.  As such, please confirm and revise future filings to clarify, if true, that your disclosure controls and procedures are also designed effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).

In future filings, the Company will expand its discussion of disclosure controls and procedures to include the entire definition of disclosure controls and procedures contained in Exchange Act Rule 13a-15(e). An example of this amended future disclosure is provided within our response to comment #11 below.

11.                               We note that your CEO and CFO have concluded that your disclosure controls and procedures were effective at a reasonable assurance level.  However, you state in the first sentence of the same paragraph that you evaluated disclosure controls and procedures in accordance with Exchange Act Rules 13a-15 and 15d-15.  Please tell us why you have added the reasonable assurance language in the last sentence.  Alternatively, in future filings delete the reasonable assurance language.

In future filings, the Company will delete the reasonable assurance language and the disclosure will read substantially as follows:

Evaluation of Disclosure Controls and Procedures

In accordance with Exchange Act Rules 13a-15 and 15d-15, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report.  Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2008, ~~to provide reasonable assurance~~ to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (2) accumulated and communicated to the Company’s management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Part IV — Item 15.  Exhibits and Financial Statement Schedules, page 73

12.                               We note the description of your debt in footnotes 7 and 8 to the financial statements.  Please explain to us whether you have filed all material debt agreements as exhibits.

The Company respectfully advises the Staff that we have previously filed all material debt agreements.  The only material debt agreement to which the Company is a party is the floor plan financing agreement with GE Capital (discussed in footnote 7), which has been previously filed as an exhibit.  The Company does not consider its floor plan financing agreements with JPMorgan Chase or John Deere discussed in footnote 7, which, as of September 30, 2009, had $15.2 million and $4.5 million outstanding, respectively, to be material.  Similarly, the Company does not consider its $8 million line of credit referred to in footnote 7 to be material.

Although the aggregate amount of the Company’s long-term debt described in footnote 8 is material, the Company’s long-term debt consists of numerous loans (more than 1,500) with multiple financing institutions that are used to finance the acquisition of land, buildings and improvements, transportation equipment and leasing vehicles.  The promissory notes associated with these loans are generally secured by the assets acquired with the proceeds of such promissory notes.  As of December 31, 2008, the largest amount outstanding on any of the loans that make up the Company’s long-term debt described in footnote 8 was $15.2 million.  The Company does not believe that any of the loans taken individually constitute a material agreement, and the terms of each of its loans generally differ based on the land, buildings and improvements, transportation equipment or leasing vehicles being financed.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 27

13.                               Refer to the last paragraph of Section II.B in Release No. 37-8732A, which states that a principal executive officer’s compensation should be discussed separately where the policy or decisions for that executive officer are materially different.  Please describe to us in more detail, with a view toward future disclosure, your Chairman’s and Chief Executive Officer’s compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers.

As described in the compensation discussion and analysis section of our Definitive Proxy Statement, the Compensation Committee conducted an annual evaluation of the performance of W. Marvin Rush and W.M. “Rusty” Rush.  This evaluation was based upon the Company’s overall financial and operational achievements, as well as general commercial truck and construction market conditions, during the prior year, and W. Marvin Rush’s and W.M. “Rusty” Rush’s level of responsibility with the Company.  The Compensation Committee did not use any formula in determining compensation, rather, it made only a generalized assessment of W. Marvin Rush’s and W.M. “Rusty” Rush’s contributions to the Company’s overall financial and operational achievements.

Base Salary

Generally, the Compensation Committee reviews the named executive officers’ base salary levels every other year to ensure that they are competitive within a range that the Compensation Committee considers to be necessary or appropriate.  In 2008, none of the named executive officers’ base salaries increased.  W. Marvin Rush’s base salary has remained unchanged since 2004, and W.M. “Rusty” Rush’s base salary has remained unchanged since he was appointed Chief Executive Officer in February 2006.  Although we increased base salaries for the other named executive officers in 2007, after considering the economic environment and consulting with W. Marvin Rush and W.M. “Rusty” Rush, the Compensation Committee determined not to increase W. Marvin Rush’s or W.M. “Rusty” Rush’s base salary in 2007.

Cash Performance Bonus

Cash performance bonuses paid to the named executive officers, including W. Marvin Rush and W.M. “Rusty” Rush, for fiscal year 2008 were based upon the Company’s 2008 overall financial performance.  The Compensation Committee considers many financial metrics in evaluating overall financial performance, with “income before taxes” being a key element.  The Compensation Committee believes that income before taxes provides a direct link between an officer’s compensation and the Company’s financial performance, causing the officers’ compensation to fluctuate with the Company’s financial performance.  The Company’s income before taxes for the 2008 fiscal year decreased approximately 44% from the 2007 fiscal year.  Based on these financial results, the Compensation Committee reduced cash performance bonuses of all of the named executive officers, except for Mr. Keller, by approximately 33% in 2008.

In each of the past three years, the Compensation Committee has determined that total cash compensation for W.M. “Rusty” Rush, our Chief Executive Officer, should be more heavily weighted towards cash performance bonus (as opposed to base salary) when compared with our other named executive officers.  The Compensation Committee reached this decision because payment of the cash performance bonus is based on the Company’s overall financial performance, and the Compensation Committee felt that W.M. “Rusty” Rush’s total compensation should be more closely aligned with overall Company financial performance given that his responsibilities as Chief Executive Officer more directly influence the overall financial performance of the Company.

Perquisites

In addition to perquisites provided to other named executive officers, W. Marvin Rush and W.M. “Rusty” Rush are provided with a number of additional perquisites.  Particularly with regard to W. Marvin Rush and W.M. “Rusty” Rush, the Compensation Committee believes that these additional perquisites provide a more tangible incentive than an equivalent amount of cash compensation.

In future filings, we will expand our disclosure to discuss in greater detail the above referenced differences in the policies or decisions with regard to W. Marvin Rush’s and W.M. “Rusty” Rush’s compensation.

14.                               We note that you identify W. Marvin Rush, Chairman of your Board of Directors, as one of your named executive officers.  Please tell us, with a view toward future disclosure, your reasoning for listing W. Marvin Rush as one of your named executive officers since his position as Chairman does not seem to fit the definition of a named executive officers as defined under Item 402(a)(3) of Regulation S-K.

The definition of “named executive officer” in Item 402(a)(3) of Regulation S-K includes the Company’s “three most highly compensated executive officers” other than the Company’s Chief Executive Officer and Chief Financial Officer.  Our Amended and Restated Bylaws sets forth a list of officers of the Company including the office of “chairman of the board.”  In addition, pursuant to Rule 3b-7 promulgated under the Exchange Act, the term “executive officer” includes any officer “who performs a policy making function” for the Company.  W. Marvin Rush, in his capacity as Chairman of the Board, performs a policy making function for the Company.  W. Marvin Rush remains actively involved in the management of important aspects of the Company’s business and his compensation is commensurate with the services he performs for the Company.  The compensation paid to W. Marvin Rush during the fiscal year ended December 31, 2008, for services provided while serving in the office of Chairman of the Board qualifies him as one of the Company’s three most highly compensated executive officers, other than our Chief Executive Officer and Chief Financial Officer, and thus requires disclosure of his compensation as a “named executive officer” pursuant to Item 402(a)(3) of Regulation S-K.

In future filings, we will expand our disclosure to discuss in more detail W. Marvin Rush’s status as an officer of the Company.

Role of Executive Officers in Compensation Decisions, page 28

15.                               We note that the compensation committee analyzed tally sheet information.  Please explain, with a view toward future disclosure, what “tally sheet” information was analyzed, and discuss how it impacted the committee’s decision on compensation awards.

The tally sheets analyzed by our Compensation Committee reflected the total dollar value of each named executive officer’s annual compensation, including base salary, cash performance bonus, restricted stock and option grants, and perquisites.  As noted in the compensation discussion and analysis section of our Definitive Proxy Statement, annual compensation of our named executive officers consists solely of these four elements.  We do not currently offer pension benefits, nonqualified deferred compensation or other forms of executive compensation to our named executive officers.  As such, the four components of executive compensation offered to our named executive officers are readily understood by the members of our Compensation Committee and the tally sheet information provided to our Compensation Committee was not material to the Compensation Committee’s evaluation and determination of executive compensation.  Instead, as discussed in the compensation discussion and analysis section of our Definitive Proxy Statement, the Compensation Committee primarily relied on benchmarking data received from our compensation consultant and recommendations from our Chairman and Chief Executive Officer.  In future filings, the Company will eliminate the reference to tally sheets unless such information becomes material to the Compensation Committee’s evaluation and determination of executive compensation.

16.                               Please tell us, with a view toward future disclosure, whether the compensation committee approved your Chairman’s and CEO’s recommendations or discuss the extent to which the committee determined to pay or award compensation other than as recommended.

After reviewing our Chairman’s and Chief Executive Officer’s compensation recommendations, our Compensation Committee approved our Chairman’s and Chief Executive Officer’s compensation recommendations for the fiscal year ended December 31, 2008, except that the Compensation Committee decided to award a higher cash performance bonus than was recommended to one named executive officer.

In future filings, the Company will indicate whether our Compensation Committee approved our Chairman’s and Chief Executive Officer’s compensation recommendations or will indicate the extent to which our Compensation Committee determined to pay or award compensation other than as recommended.

Such disclosure in our Form 10-K for the fiscal year ended December 31, 2008, would have been substantially as follows:

Role of Executive Officers in Compensation Decisions

The Company’s officers, including the Chairman and the Chief Executive Officer, regularly attend Compensation Committee meetings and, upon the Compensation Committee’s request, provide compensation and other related information to the Compensation Committee ~~such as tally sheets~~.  W. Marvin Rush and W.M. “Rusty” Rush annually evaluate the performance of the other named executive officers.  Based on those evaluations and the other factors discussed above, they make a joint recommendation to the Compensation Committee regarding base salary levels, the amount of the annual cash performance bonus, and the form and amount of the equity incentive award granted to the named executive officers.  The Compensation Committee has complete discretion to approve, disapprove, or alter W. Marvin Rush’s and W.M. “Rusty” Rush’s compensation recommendations.  After reviewing our Chairman’s and Chief Executive Officer’s compensation recommendations, the Compensation Committee approved our Chairman’s and Chief Executive Officer’s compensation recommendations for the fiscal year ended December 31, 2008, except that the Compensation Committee decided to award a higher cash performance bonus than was recommended to one named executive officer.

17.                               You state that W. Marvin Rush and W.M. “Rusty” Rush annually evaluate the performance of the other named executive officers and the Compensation Committee conducts an annual evaluation of the performance of W. Marvin Rush and W.M. “Rusty” Rush.  Please describe to us, with a view toward future disclosure, how specific forms of compensation are structured and implemented to reflect the named executive officer’s individual performance and/or individual contribution and describe the elements of individual performance and/or contribution that you take into account.  Please refer to Item 402(b)(vii) of Regulation S-K.

The Compensation Committee determines the appropriate benefits and payment levels of our named executive officers based on a variety of factors.  Among other considerations, we strive to provide compensation that matches our understanding of the external labor market for similar-level executives, taking into consideration their respective levels of seniority and responsibility.

As a general rule, the Company does not use specific quantitative individual performance measures in determining compensation.  The Company believes that using quantitative individual performance measurements does not create the appropriate balance of incentives to build long-term value because the use of quantitative individual performance measurements may encourage achievement of such measurements without appropriate consideration of the risks taken to achieve short-term quantitative individual performance measurements.  Instead, the Compensation Committee and W. Marvin Rush and W.M. “Rusty” Rush utilize a broad range of qualitative factors to evaluate individual performance and/or contribution, including overall performance of the Company, overall performance of those areas of the Company that each named executive officer oversees, reliability, a track record of integrity, institutional knowledge of the commercial truck and construction equipment industry, good judgment, foresight, and the ability to lead others.  In addition, the Compensation Committee periodically engages a compensation consultant to evaluate the total compensation of the named executive officers and the appropriateness of the mix of salary, cash performance bonus and equity incentive awards.

As described in the compensation discussion and analysis section of our Definitive Proxy Statement, the Compensation Committee conducted an annual evaluation of the performance of W. Marvin Rush and W.M. “Rusty” Rush.  This evaluation was based upon the Company’s overall financial and operational achievements during the prior year, keeping in mind the general performance of the commercial truck and construction equipment markets, and W. Marvin Rush’s and W.M. “Rusty” Rush’s level of responsibility with the Company.  The Compensation Committee did not use any formula in determining compensation, rather, it made only a generalized assessment of W. Marvin Rush’s and W.M. “Rusty” Rush’s contribution to the Company’s overall financial and operational achievements.

Similarly, W. Marvin Rush and W.M. “Rusty” Rush evaluated the performance of the other named executive officers based on (1) the Company’s overall financial and operational achievements, keeping in mind the general performance of the commercial truck and construction equipment markets, and (2) W. Marvin Rush’s and W.M. “Rusty” Rush’s subjective judgment of each individual officer’s contribution to the attainment of those achievements, given each officer’s level of responsibility within the Company.  W. Marvin Rush and W.M. “Rusty” Rush did not use any formula in determining compensation, rather, they made only a generalized assessment of each named executive officer’s contribution to the Company’s overall financial performance and operational achievements.  The Compensation Committee generally followed W. Marvin Rush’s and W.M. “Rusty” Rush’s compensation recommendations with regard to the other named executive officers.

While the Compensation Committee generally does not consider quantitative individual performance measures in determining compensation for our named executive officers, the payment of cash performance bonuses to named executive officers is heavily dependent on the Company’s overall financial performance.  The Compensation Committee considers many financial metrics in evaluating overall financial performance, with “income before taxes” being a key element.  The Compensation Committee believes that income before taxes provides a direct link between an officer’s compensation and the Company’s financial performance, causing the officers’ compensation to fluctuate with the Company’s financial performance.  The Company’s income before taxes for the 2008 fiscal year decreased approximately 44% from the 2007 fiscal year, to $28.9 million in 2008 from $51.5 million in 2007. Based on these financial results, the Compensation Committee arbitrarily reduced cash performance bonuses of all of the named executive officers, except for Mr. Keller, by approximately 33% in 2008.

Severance and Change of Control Arrangements, page 42

18.                               Please explain to us in greater detail, with a view toward future disclosure, the background and objectives of the Transition Program.

In general, the Executive Transition Plan is designed to provide certain protections to covered executives in the event their employment is involuntarily terminated, including in connection with a change-in-control of the Company.  It is intended that having the protections provided by the Executive Transition Plan will alleviate personal concerns that participants might otherwise have about uncertainties that may arise in the face of certain business exigencies and opportunities the Company may have from time to time and, in turn, provide greater retention rates among named executive officers, other officers and key employees, as well as enable the Company to recruit qualified personnel to fill these positions in the future.

The Executive Transition Plan replaced the named executive officers’ existing employment agreements with the Company.   As a condition to the named executive officers participating in the Executive Transition Plan, each named executive officer agreed to terminate any existing employment agreement with the Company.  The Executive Transition Plan was intended to provide benefits that were substantially similar to the named executive officers’ prior employment agreements, including change of control and severance arrangements.  In addition to the Company’s named executive officers, other executive officers and key employees also participate in the Executive Transition Plan.  Another objective of the Executive Transition Plan was to standardize the change-in-control and severance benefits provided to various levels of executive officers and key employees of the Company.

19.                               In connection with both severance and change in control benefits, please tell us, with a view toward future disclosure, why you structured the material terms and payment provisions in the change-in-control and severance agreements as currently provided.  See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K.  Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you have made regarding other compensation elements, and the rationale for decisions made in connection with these arrangements.

The Compensation Committee evaluates change of control arrangements separately from individual pay components or total direct compensation.  The Compensation Committee did not consider the payout terms of the change of control arrangements in approving the named executive officers’ individual pay components or total direct compensation levels in 2008.

The Executive Transition Plan replaced the named executive officers’ existing employment agreements with the Company.   As a condition to the named executive officers participating in the Executive Transition Plan, each named executive officer agreed to terminate their employment agreement with the Company.  The Executive Transition Plan was intended to provide benefits that were substantially similar to the named executive officers’ prior employment agreements, including change of control and severance arrangements.  The Compensation Committee considered the reasonableness of the change of control and severance arrangements prior to the implementation of the Executive Transition Plan and deemed such terms reasonable to achieve the underlying purposes of the Executive Transition Plan, including retaining and attracting highly qualified executives and key employees.

We determine the appropriate benefits levels of our named executive officers based on a variety of factors.  Among other considerations, we strive to provide compensation and benefits that match our understanding of the external labor market for similar-level executives, taking into consideration their respective levels of seniority and responsibility.

Participants in the Executive Transition Plan are designated by the Compensation Committee, in its sole discretion, as Level 1, Level 2, Level 3 or Level 4.  The change of control payments and benefits due to participants pursuant to the Executive Transition Plan were set in the Compensation Committee’s judgment and discretion at levels substantially similar to what the named executive officers were entitled to receive in their previously existing employment agreements and not upon a formula-driven framework.  When determining a participant’s level under the Executive Transition Plan, the Compensation Committee evaluates the participant’s position with the Company, number of years of employment with the Company and level of responsibility within the Company.  The Company’s named executive officers have been selected to participate in the Executive Transition Plan at the following levels:

Level
W. Marvin Rush	1
W.M. “Rusty” Rush	1
Martin A. Naegelin, Jr.	2
Daryl J. Gorup	2
Steven L. Keller	2

In addition, the Executive Transition Plan provides standardized termination-of-employment benefits to various levels of other executive officers and key employees of the Company.

Form 10-Q for the Period Ended September 30, 2009

Financial Statements for the Period Ended September 30, 2009

Note 2.  Goodwill and Other Intangible Assets, page 6

20.                               We note that the balance for goodwill seen on the face of your balance sheet has decreased from the balance at December 31, 2008, and we note your disclosures here and in Note 11.  It appears that you recorded a goodwill impairment charge of approximately $0.8 million related to General Motors’ decision to terminate production of medium-duty GMC trucks and the resulting winding-down of your medium-duty GMC truck franchises.  Please provide us with a reasonably detailed explanation of how you calculated the amount of goodwill impairment and how your methodology is consistent with the guidance in SFAS 142.  In your response, please explain how you considered whether individual truck centers represent reporting units for purposes of SFAS 142.

SFAS 142 states that “a reporting unit is an operating segment or one level below an operating segment (referred to as a component).  A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.  However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics.”  The Company does not consider individual truck centers to be reporting units for purposes of SFAS 142.  The Company has two segments: the Truck Segment and the Equipment Segment.  While truck centers do have certain discrete financial information that is reviewed by management, they are deemed as a single reporting unit because they have similar economic characteristics.  All of our dealerships have parts and service departments and most have new truck sales, used truck sales and body shop departments.  Most of our dealerships represent multiple franchises. The GM medium-duty truck franchises were integrated into our existing dealerships that represent various manufacturers such as Peterbilt, Hino, Isuzu and UD.  None of the GM medium-duty franchises was a stand-alone dealership facility selling only GM medium duty products.

The Company’s chief operating decision maker (the CEO) considers the entire Truck Segment, not individual dealerships when making decisions about resources to be allocated to the segment and assess its performance.  For example, the Company has many centralized functions that integrate the entire Truck Segment such as centralized purchasing for truck parts and purchases of new and used truck inventory and trade packages.  Furthermore, since we have dealership locations across the country and many of our truck customers have operations in multiple locations throughout the U.S., a single customer may utilize multiple individual truck centers throughout our network.

According to SFAS 142, “When a portion of a reporting unit that constitutes a business is to be disposed of, goodwill associated with that business shall be included in the carrying amount of the business in determining the gain or loss on disposal.  The amount of goodwill to be included in that carrying amount shall be based on the relative fair values of the business to be disposed of and the portion of the reporting unit that will be retained.”  The Company believes that the GM medium-duty truck franchises meet the definition of a business according to SFAS 141(R).  The Company calculated goodwill impairment by estimating the anticipated gross profit that will be lost upon the termination of the GM medium-duty truck franchises.  The estimated gross profit loss was calculated as a percentage of total gross profit for the reporting unit.  That percentage was applied to the goodwill associated with the reporting unit to calculate the goodwill impairment.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results…page 11

Critical Accounting Policies, page 12

21.                               Given your impairment of goodwill during 2009 and the continued challenging economic conditions, please consider the following guidance when preparing your upcoming Form 10-K.  Please clearly indicate how you determine your reporting units for purposes of goodwill impairment testing and your methodology for determining the fair value of each reporting unit.  Additionally, please disclose whether any of your reporting units are at risk of failing step one of the impairment test.  If no reporting units are at risk based on your most recent impairment test, or if material goodwill is allocated to a reporting unit that is at risk but you believe a material impairment charge is unlikely even if step one was failed, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment.  Alternatively, if a reporting unit is at risk of failing step one of the impairment test and a material impairment charge could occur, please disclose the following:

•                  Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•                  Amount of goodwill allocated to the reporting unit;

•                  Description of the methods and key assumptions used and how the key assumptions were determined;

•                  Discussion of the degree of uncertainty associated with the key assumptions.  The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business unit downturn within a defined period of time); and

•                  Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

The Company will consider the guidance provided when preparing its upcoming Form 10-K.

Three Months Ended September 30, 2009, Compared to Three Months Ended…page 16

Selling, General and Administrative Expenses, page 19

22.                               We note that in fiscal year 2007 and 2008 and for the first three quarters of fiscal year 2009 you advised that you have taken steps to reduce overhead expenses to a level more appropriate to serve the current market.  Please discuss what overhead expenses you have reduced and how these reductions have affected or may affect your operations.

The Company analyzed all areas of the business when making expense reductions.  A majority of the overhead expense reduction was in personnel and employee benefits, training, travel and entertainment, and advertising expense.  The Company believes it has reduced expenses in direct correlation to the reduction in sales volumes without reducing services to customers or impairing the value of its operations.

This concludes our responses to the Staff’s comments.  As requested by the Staff’s letter of December 23, 2009, the Company acknowledges that:

(1)                                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(2)                                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

(3)                                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to call me at (830) 626-5200 or Derrek Weaver, Chief Compliance Officer and Vice President of Legal Affairs, at (830) 626-5929.

Sincerely,

/s/ W.M. “Rusty” Rush
W.M. “Rusty” Rush
President and Chief Executive Officer